FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: Half Year Results 2004

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Half Year Results 2004
Basel, Switzerland, 29 July 2004

‘Sales growth drives significant increase in profit’

  Sales up 12 percent to $4.6 billion, +6% CER(1)

  EBITDA(2) up 17 percent to $1367 million, +13% CER

  Earnings per share(3) up 49 percent to $7.70

  Free cash flow(4) $676 million

Financial Highlights (unaudited)

	Excluding Restructuring and Impairment(5)				Including Restructuring and Impairment (5)

	1stHalf 2004 $m	1st Half 2003 $m	Actual %	CER %	1st Half 2004 $m	1st Half 2003 $m

Sales	4588	4105	+12	+6	4588	4105
Net Income	964	527	+83	n/a	792	468
Earnings per Share	$9.05	$5.18	+75	n/a	$7.44	$4.60

EBITDA(2)	1367	1165	+17	+13
Earnings per Share
	$7.70	$5.18	+49	n/a	$6.09	$4.60
before one-off tax credit(3)

Michael Pragnell, Chief Executive Officer, said:

“In the first half of 2004 the strength of our business and market leading products has enabled us to take full advantage of a recovery in agricultural markets. This has resulted in robust sales growth across both Crop Protection and Seeds. Professional Products and our consumer-driven Seeds businesses, Vegetables and Flowers, have again registered significant growth. With the recently announced acquisitions in Seeds we have reinforced our position in US corn and soybean. Improved product mix driven by higher sales of new products coupled with the further streamlining of the cost base has led to a significant improvement in profit; combined with a lower tax rate, this has contributed to strong growth in earnings per share.”

(1)	For a definition of constant exchange rates, see Appendix A.
(2)	EBITDA before restructuring and impairment is a non-GAAP measure in regular use as a measure of operating performance, see Appendix D.
(3)	EPS on a fully-diluted basis before restructuring and impairment, see Note 4, and before a one-off tax credit associated with the crystallization of previously unrecognized tax losses.
(4)	For a definition of free cash flow, see Appendix C.
(5)	The amounts including restructuring and impairment are reported in accordance with International Financial Reporting Standards (IFRS). The impact of restructuring and impairment in 2004 is $172m (2003: $59m) on net income and $1.61 (2003: $0.58) on earnings per share.

SYNGENTA Half Year Results 2004 / Page 1 of 24

Highlights for first half 2004

Sales at constant exchange rates (CER) increased by six percent. Crop Protection sales were six percent higher; excluding the impact of range rationalization they were seven percent higher. Seeds sales rose by eight percent.

EBITDA improved by 13 percent (CER) benefiting from the growth in sales and an improved product mix.

Earnings per share, excluding restructuring and impairment, were $9.05. Excluding a one-off tax benefit earnings per share were up 49 percent to $7.70; after charges for restructuring and impairment earnings per share were $6.09 (2003: $4.60). In addition to the improvement in operating income, the increase reflects lower net financial expense as well as a lower underlying tax rate.

Currency: Sales were positively impacted by six percent due to the weakness of the US dollar, notably against the Euro. At the EBITDA level this positive impact was partly offset by the strength of the Swiss franc and sterling, which increased costs reported in dollars.

Crop Protection: Sales increased across all regions benefiting, in particular, from continuing buoyancy in Latin America and strong demand in Europe. Increased disease pressure in both regions contributed to a significant increase in fungicide sales. The further roll-out of new products and technologies drove double-digit growth in Insecticides. Professional Products continued its record of top line growth driven by the expansion of seed treatment. Total sales of new products grew by $107 million (CER) to reach $465 million reflecting, in particular, the continuing success of the CALLISTO® range ($235 million, CER) and of ACTARA®/CRUISER® ($153 million, CER). The range rationalization program, to be completed in 2004, reduced sales by $32 million (CER); the cumulative impact of this program to date is $288 million (CER). Sales growth combined with improving product mix resulted in an increase in gross margin to 54.7 percent (2003: 53.4 percent). EBITDA rose by 14 percent (CER) to $1246 million.

Seeds: Sales increased across all businesses: Field Crops, Vegetables and Flowers. EBITDA increased by five percent to $206 million reflecting the expansion of higher margin businesses and higher prices, partially offset by increased expenditure associated with new growth opportunities.

The Field Crops business in North America will be significantly strengthened through four acquisitions announced in the first half of 2004. These comprise corn breeding material acquired from CHS Research; the Garst corn and soybean business acquired from Advanta; the Golden Harvest group of companies; and GA21 herbicide tolerant technology. At completion, which is expected in the third quarter, the Garst and Golden Harvest acquisitions will increase Syngenta’s US market share in corn from six percent to 15 percent and in soybean from five percent to 13 percent, providing an enhanced platform for the launch of a complete range of biotech traits in corn from 2005.

Plant Science: The range of traits currently under development includes traits to control insect pests which reduce yield in corn and cotton as well as the ingress of GA21 herbicide tolerance in corn germplasm. The recently announced Seeds acquisitions offer significant potential for leveraging these traits in corn. In enzymes, QUANTUM™ microbial phytase has made its first sales in Mexico and is awaiting US registration.

Operational efficiency: Total restructuring and impairment charges during the period were $264 million (cash: $144m; non-cash: $120m) of which the majority related to the program to streamline global operations, announced in February. The total cost of the program is expected to be around $850 million over five years including a non-cash charge of $350 million, with peak savings of $300 million expected by 2008. Cumulative savings from the merger synergy program, now completed, amount to $646 million.

SYNGENTA Half Year Results 2004 / Page 2 of 24

Cash flow and balance sheet: Free cash flow of $676 million (2003: $695 million) reflected the increase in EBITDA and the reduction in net financial expense. This strong cash generation was achieved after a $455 million increase in trade working capital, largely accounts receivable, associated with higher sales. Tight inventory management ensured that the ratio of trade working capital as a percentage of sales at period end was maintained at 44 percent. Fixed capital expenditure of $70 million was below depreciation of $130 million.

At period end net debt was $590 million (2003: $1063 million) representing a gearing ratio of 11 percent (2003: 22 percent). In the second half, gearing is expected to increase due to the cash outflow associated with the acquisitions announced during the second quarter.

Cash return to shareholders: On 27 April 2004 the Annual General Meeting approved a doubling of the dividend for 2003 to CHF 1.70 per share which was paid on 16 July. In May the company commenced a share repurchase program; by 30 June 866,326 shares had been repurchased at an average price of CHF 101.5 which equates to $68 million.

Taxation: The underlying tax rate for the first half was 25 percent (2003: 37 percent). This significant reduction was due to the earlier-than-expected completion of the tax structure optimization. The ongoing tax rate is expected to remain in the mid-twenties for the foreseeable future.

The reported tax rate for the first half was 12 percent. This reduction of 13 percentage points was due to a one-off credit associated with the crystallization of previously unrecognized tax losses. This one-off credit results in an expected cash benefit of $120 million to be spread over three years.

Outlook

Michael Pragnell, Chief Executive Officer, said:

“As we take advantage of all opportunities in a more stable agricultural environment notably in Europe, and of continued expansion in Latin America, we expect growth in earnings per share* for the full year 2004 to be broadly in line with that achieved in the first half. We have made good progress in implementing our strategy and this is reflected in top-line growth; we look forward to completing the acquisitions of Garst and Golden Harvest during the third quarter and creating an integrated US corn and soybean business in this important market. Building on our expected strong performance in 2004 we remain committed to our target of annual growth in earnings per share* in the high teens in 2005 and 2006. Furthermore, as announced earlier this year, we plan to return more than $800 million to shareholders over the next three years through the combination of a progressive dividend policy and share repurchase program.”

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

* Fully diluted, before restructuring and impairment and one-off tax credit.

SYNGENTA Half Year Results 2004 / Page 3 of 24

Crop Protection

Except where stated, all narrative in this section refers to the half year. For a definition of constant exchanges rates and of range rationalization, see Appendix A and Appendix B respectively.

	Half Year		Growth			2nd Quarter		Growth

Product line	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %

Selective herbicides	1290	1187	+8	+3	+4	673	622	+8	+4	+6
Non-selective herbicides	376	364	+4	-	-	205	218	-4	-6	-6
Fungicides	1048	898	+17	+10	+10	549	474	+16	+11	+11
Insecticides	597	506	+19	+14	+14	319	288	+13	+9	+9
Professional products	370	328	+11	+7	+11	173	159	+7	+4	+9
Others*	61	87	-31	-36	-36	29	39	-27	-33	-33

Total	3742	3370	+11	+6	+7	1948	1800	+8	+5	+6

* Includes industrial sales of intermediates largely in Europe.

Selective Herbicides: major brands BICEP® MAGNUM, CALLISTO® /LUMAX®, DUAL® MAGNUM, ENVOKE®, FUSILADE® MAX, TOPIK®

Sales of selective herbicides were driven by CALLISTO®, which confirmed its post-emergence leadership in US corn and expanded in European markets. The combination product LUMAX® gained share in pre-emergent control in US corn, to an extent replacing sales of DUAL® /BICEP® MAGNUM. ENVOKE® was successfully launched on cotton and sugar cane in the USA and Brazil. TOPIK® registered strong growth in Europe and Asia more than offsetting lower sales in Canada.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

GRAMOXONE® sales increased in all regions; the main driver was China following planned channel inventory reduction in 2003. A decline in TOUCHDOWN® reflected marked price reductions in the US glyphosate market. Sales of TOUCHDOWN® grew in Latin America and in Europe.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides registered strong growth across all regions. AMISTAR® registered double digit growth driven by: higher disease pressure in Europe, notably France; treatment of soybean rust in Brazil; and increased demand on soybean and rice in the USA. RIDOMIL GOLD® also grew sales in all regions.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® continued its broad-based increase in market penetration. Sales doubled in Brazil and grew strongly in the USA and Japan, where a new combination product was launched on rice. KARATE® also registered broad-based growth following the withdrawal of organophosphates in several markets. VERTIMEC® grew in the USA due to increased pest pressure. Sales of FORCE® were lower compared with a particularly strong first half in 2003.

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

The main driver was Seed Treatment with the continuing success of CRUISER® and MAXIM® . In addition, the roll-out of insecticide/fungicide combinations offers growers complete early protection, leading to higher yield. Turf sales improved with better weather conditions in the US golf market. Home and Garden sales were impacted by the continuing phase-out of the insecticide diazinon in the USA.

SYNGENTA Half Year Results 2004 / Page 4 of 24

	Half Year		Growth			2nd Quarter		Growth

Regional	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %

Europe, Africa & Middle East	1539	1335	+15	+5	+5	751	665	+13	+6	+7
NAFTA	1380	1345	+3	+2	+4	823	783	+5	+5	+7
Latin America	337	243	+39	+39	+39	147	133	+11	+11	+11
Asia Pacific	486	447	+9	+1	+1	227	219	+3	-3	-3

Total	3742	3370	+11	+6	+7	1948	1800	+8	+5	+6

Growth in Europe, Africa and the Middle East reflected more normal weather conditions than in 2003. In France sales growth was particularly strong, benefiting from the closer alignment of sales with consumption. Demand in Central and Eastern Europe increased strongly as the Company’s presence in the region expanded. Excluding industrial sales Europe, Africa and the Middle East showed CER growth of seven percent.

In NAFTA, US sales improved in the second quarter with strong growth in new products and AMISTAR® more than offsetting further price decline in glyphosate. Strong growth continued in Canada and Mexico.

Latin America: Sales expanded across the portfolio in Brazil and Argentina as the organization capitalized on buoyant conditions, its broad product offer and marketing strength. Soybean and cotton acreage in Brazil increased significantly and sales of fungicides grew strongly with the spread of soybean rust.

In Asia Pacific sales grew in Japan and India, and in China where sales of GRAMOXONE® have recovered following channel de-stocking. These more than offset lower sales in Thailand and Australia, the latter due to dry weather conditions.

Seeds

Except where stated, all narrative in this section refers to the half year. For a definition of constant exchanges rates, see Appendix A.

	Half Year		Growth			2nd Quarter		Growth

Product line	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %	2004 $m	2003 $m	Actual %	CER %	Ex RR (CER) %

Field Crops	485	430	+13	+6	+6	156	156	-	-4	-4
Vegetables & Flowers	361	305	+18	+11	+11	177	150	+18	+13	+13

Total	846	735	+15	+8	+8	333	306	+9	+4	+4

Field Crops: major brands NK® corn, NK® oilseeds, HILLESHÖG® sugar beet

Sales of NK® soybean grew strongly and NK® corn benefited from increased demand for new offers incorporating seed treatment solutions. Sunflowers registered strong growth in Eastern Europe. HILLESHÖG® sugar beet sales improved with a notable increase in Eastern Europe.

Sales of GM products accounted for 18 percent of total Seeds sales and for three percent of total group sales.

SYNGENTA Half Year Results 2004 / Page 5 of 24

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers

Sales of vegetables grew in all regions and continued to benefit from strong consumer demand for fresh produce. Sales of DULCINEA™ products in the USA progressed particularly well with the successful launch of a cantaloupe melon and continued growth of PUREHEART™ seedless watermelons.

Sales of S&G® flowers increased reflecting the rapid introduction of new varieties and effective supply chain management.

	Half Year			Growth		2nd Quarter			Growth

					Ex RR					Ex RR
	2004	2003	Actual	CER	(CER)	2004	2003	Actual	CER	(CER)
Regional	$m	$m	%	%	%	$m	$m	%	%	%

Europe, Africa & Middle East	461	394	+17	+5	+5	158	150	+5	-2	-2
NAFTA	318	286	+11	+10	+10	131	115	+14	+13	+13
Latin America	27	25	+7	+7	+7	20	23	-16	-16	-16
Asia Pacific	40	30	+34	+24	+24	24	18	+39	+30	+30

Total	846	735	+15	+8	+8	333	306	+9	+4	+4

Sales in Europe, Africa and the Middle East grew strongly in oilseeds, vegetables and flowers. Demand for Field Crops, in particular sunflower and sugarbeet, continues to grow in Central and Eastern Europe.

NAFTA performance was driven by strong demand for corn and soybean and the ongoing expansion of DULCINEA™, now fully consolidated.

Low season sales in Latin America benefited from an increase in corn sales in Argentina and some smaller Latin American countries.

In Asia Pacific all product lines increased sales. Corn continued to perform well in India and the Philippines. In Japan the consolidation of Dia-Engei, acquired in February, contributed to an increase in Flower sales.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+ 1 (202) 347 8348

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569

Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA Half Year Results 2004 / Page 6 of 24

Financial Summary (unaudited)

	Excluding Restructuring and Impairment (1)			Restructuring and Impairment (1)		Including Restructuring and Impairment(1)
For the six months to 30 June	2004 $m	2003 $m	CER (2) %	2004 $m	2003 $m	2004 $m	2003 $m

Sales	4588	4105	+ 6	-	-	4588	4105

Gross profit	2500	2185	+ 9	-	-	2500	2185
Marketing and distribution	(649)	(602)	- 2	-	-	(649)	(602)
Research and development	(383)	(355)	- 1	-	-	(383)	(355)
General and administrative	(347)	(318)	- 1	-	-	(347)	(318)
Restructuring and impairment	-	-	-	(264)	(81)	(264)	(81)

Operating income	1121	910	+ 19	(264)	(81)	857	829

Income before taxes and minority interests	1095	841	+ 30	(264)	(81)	831	760
Income tax expense	(130)	(311)	+ 58	82	22	(48)	(289)

Net income	964	527	+ 83	(172)	(59)	792	468

Earnings/(loss) per share (3)
- basic	9.14	$5.19		$(1.63)	$(0.58)	$7.51	$4.61
- diluted	9.05	$5.18		$(1.61)	$(0.58)	$7.44	$4.60

One-off tax credit	(144)	-	-	-	-	(144)	-

Net income before one-off tax credit	820	527	+ 56	(172)	(59)	648	468

Earnings/(loss) per share before one-off tax credit(3) (5)
- basic	7.77	$5.19		$(1.63)	$(0.58)	$6.14	$4.61
- diluted	7.70	$5.18		$(1.61)	$(0.58)	$6.09	$4.60

	2004	2003	CER (2)

Gross profit margin	54.5%	53.2%	54.7%
EBITDA margin (4)	29.8%	28.4%	30.3%
EBITDA (4)	1367	1165
Tax rate (5)	25%	37%
Free cash flow (6)	676	695
Trade working capital to sales (7)	44%	44%
Debt/Equity gearing (8)	11%	22%
Net debt (8)	590	1063

(1)	Amounts including restructuring and impairment are in accordance with IFRS. For further analysis of restructuring and impairment charges, see Note 4 on page 16. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)	Growth rates are shown at constant exchange rates except for income before taxes, income tax expense and net income which are at actual dollar rates. For a description of CER see Appendix A on page 20.

(3)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2004 basic EPS 105,561,791 and diluted EPS 106,511,422; 2003 basic EPS 101,546,327 and diluted EPS 101,730,032.

(4)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix D.

(5)	Tax rate on results excluding restructuring and impairment and one-off tax credit. For a description of the one-off tax credit, see taxation comment on page 3.

(6)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix C on page 20.

(7)	Period end trade working capital as a percentage of twelve-month sales, see Appendix G on page 22.

(8)	For a description of net debt and the calculation of debt/equity gearing, see Appendix F on page 22.

SYNGENTA Half Year Results 2004 / Page 7 of 24

Unaudited Half Year Segmental Results(1)

Syngenta	1st Half 2004 $m	1st Half 2003 $m	CER(2) %

Sales	4588	4105	+ 6

Gross Profit	2500	2185	+ 9
Marketing and distribution	(649)	(602)	- 2
Research and development	(383)	(355)	- 1
General and administrative	(347)	(318)	- 1

Operating income	1121	910	+ 19

EBITDA (3)	1367	1165	+ 13

EBITDA (%)	29.8	28.4

Crop Protection	1st Half 2004 $m	1st Half 2003 $m	CER(2) %

Sales	3742	3370	+ 6

Gross Profit	2048	1799	+ 9
Marketing and distribution	(491)	(470)	+ 1
Research and development	(239)	(224)	+ 1
General and administrative	(293)	(274)	+ 2

Operating income	1025	831	+ 20

EBITDA (3)	1246	1060	+ 14

EBITDA (%)	33.3	31.4

Seeds	1st Half 2004 $m	1st Half 2003 $m	CER(2) %

Sales	846	735	+ 8

Gross Profit	452	386	+ 9
Marketing and distribution	(157)	(132)	- 12
Research and development	(68)	(62)	- 3
General and administrative	(46)	(35)	- 28

Operating income	181	157	+ 5

EBITDA (3)	206	180	+ 5

EBITDA (%)	24.4	24.5

Plant Science	1st Half 2004 $m	1st Half 2003 $m	CER(2) %

Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(1)	-	n/a
Research and development	(76)	(69)	- 5
General and administrative	(8)	(9)	+ 11

Operating loss	(85)	(78)	- 5

EBITDA (3)	(85)	(75)	- 9

EBITDA (%)	n/a	n/a

(1) Excluding restructuring and impairment, see Note 4 on page 16.

(2) Growth at constant exchange rates, see Appendix A on page 20.

(3) For a reconciliation of segment EBITDA to segment operating income, see Appendix E on page 21.

SYNGENTA Half Year Results 2004 / Page 8 of 24

Unaudited Half Year Product Line and Regional Sales

Syngenta	1st Half 2004 $m	1st Half 2003 $m	Actual(1) %	CER(1) (2) %	Ex RR(1) (3) %

Crop Protection	3742	3370	+ 11	+ 6	+ 7
Seeds	846	735	+ 15	+ 8	+ 8

Total	4588	4105	+ 12	+ 6	+ 7

Crop Protection

Product line
Selective herbicides	1290	1187	+ 8	+ 3	+ 4
Non-selective herbicides	376	364	+ 4	-	-
Fungicides	1048	898	+ 17	+ 10	+ 10
Insecticides	597	506	+ 19	+ 14	+ 14
Professional products	370	328	+ 11	+ 7	+ 11
Others	61	87	- 31	- 36	- 36

Total	3742	3370	+ 11	+ 6	+ 7

Regional
Europe, Africa and Middle East	1539	1335	+ 15	+ 5	+ 5
NAFTA	1380	1345	+ 3	+ 2	+ 4
Latin America	337	243	+ 39	+ 39	+ 39
Asia Pacific	486	447	+ 9	+ 1	+ 1

Total	3742	3370	+ 11	+ 6	+ 7

Seeds

Product line
Field Crops	485	430	+ 13	+ 6	+ 6
Vegetables and Flowers	361	305	+ 18	+ 11	+ 11

Total	846	735	+ 15	+ 8	+ 8

Regional
Europe, Africa and Middle East	461	394	+ 17	+ 5	+ 5
NAFTA	318	286	+ 11	+ 10	+ 10
Latin America	27	25	+ 7	+ 7	+ 7
Asia Pacific	40	30	+ 34	+ 24	+ 24

Total	846	735	+ 15	+ 8	+ 8

(1) Product line variances take into account minor reclassifications made in 2004.

(2) Growth at constant exchange rates, see Appendix A on page 20.

(3) Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 20.

SYNGENTA Half Year Results 2004 / Page 9 of 24

Unaudited Second Quarter Product Line and Regional Sales

Syngenta	2nd Quarter 2004 $m	2nd Quarter 2003 $m	Actual(1) %	CER(1) (2) %	Ex RR(1) (3) %

Crop Protection	1948	1800	+ 8	+ 5	+ 6
Seeds	333	306	+ 9	+ 4	+ 4

Total	2281	2106	+ 8	+ 5	+ 6

Crop Protection

Product line
Selective herbicides	673	622	+ 8	+ 4	+ 6
Non-selective herbicides	205	218	- 4	- 6	- 6
Fungicides	549	474	+ 16	+ 11	+ 11
Insecticides	319	288	+ 13	+ 9	+ 9
Professional products	173	159	+ 7	+ 4	+ 9
Others	29	39	- 27	- 33	- 33

Total	1948	1800	+ 8	+ 5	+ 6

Regional
Europe, Africa and Middle East	751	665	+ 13	+ 6	+ 7
NAFTA	823	783	+ 5	+ 5	+ 7
Latin America	147	133	+ 11	+ 11	+ 11
Asia Pacific	227	219	+ 3	- 3	- 3

Total	1948	1800	+ 8	+ 5	+ 6

Seeds

Product line
Field Crops	156	156	-	- 4	- 4
Vegetables and Flowers	177	150	+ 18	+ 13	+ 13

Total	333	306	+ 9	+ 4	+ 4

Regional
Europe, Africa and Middle East	158	150	+ 5	- 2	- 2
NAFTA	131	115	+ 14	+ 13	+ 13
Latin America	20	23	- 16	- 16	- 16
Asia Pacific	24	18	+ 39	+ 30	+ 30

Total	333	306	+ 9	+ 4	+ 4

(1) Product line variances take into account minor reclassifications made in 2004.

(2) Growth at constant exchange rates, see Appendix A on page 20.

(3) Growth at constant exchange rates excluding the effects of range rationalization, see Appendix B on page 20.

SYNGENTA Half Year Results 2004 / Page 10 of 24

Unaudited Interim Condensed Consolidated Financial Statements

The following unaudited interim condensed consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS). A reconciliation to US GAAP has been prepared for US investors.

Unaudited Interim Condensed Consolidated Income Statement

For the six months to 30 June	2004 $m	2003 $m

Sales	4588	4105
Cost of goods sold	(2088)	(1920)

Gross profit	2500	2185
Marketing and distribution	(649)	(602)
Research and development	(383)	(355)
General and administrative	(347)	(318)
Restructuring and impairment	(264)	(81)

Operating income	857	829
Income/(loss) from associates and joint ventures	(4)	(1)
Financial expenses, net	(22)	(68)

Income before taxes and minority interests	831	760
Income tax expense	(48)	(289)

Income/(loss) before minority interests	783	471
Minority interests	9	(3)

Net income/(loss)	792	468

Earnings/(loss) per share(1)
- Basic	$7.51	$4.61
- Diluted	$7.44	$4.60

(1) The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2004 basic EPS 105,561,791 and diluted EPS 106,511,422; 2003 basic EPS 101,546,327 and diluted EPS 101,730,032.

SYNGENTA Half Year Results 2004 / Page 11 of 24

Unaudited Interim Condensed Consolidated Balance Sheet

	30 June 2004 $m	30 June 2003 $m	31 December 2003 $m

Assets
Current assets
Cash and cash equivalents	277	283	206
Trade accounts receivable	2879	2303	1707
Other accounts receivable	342	333	308
Other current assets	570	674	696
Inventories	1667	1633	1811

Total current assets	5735	5226	4728

Non-current assets
Property, plant and equipment	2216	2307	2374
Intangible assets	2589	2708	2658
Investments in associates and joint ventures	102	98	107
Deferred tax assets	765	701	668
Other financial assets	400	404	430

Total non-current assets	6072	6218	6237

Total assets	11807	11444	10965

Liabilities and equity
Current liabilities
Trade accounts payable	(1435)	(1094)	(862)
Current financial debts	(234)	(776)	(749)
Income taxes payable	(415)	(430)	(289)
Other current liabilities	(955)	(929)	(747)
Provisions	(207)	(218)	(265)

Total current liabilities	(3246)	(3447)	(2912)

Non-current liabilities
Non-current financial debts	(977)	(952)	(1017)
Deferred tax liabilities	(1040)	(1158)	(1071)
Provisions	(924)	(923)	(845)

Total non-current liabilities	(2941)	(3033)	(2933)

Total liabilities	(6187)	(6480)	(5845)
Minority interests	(52)	(62)	(67)
Total shareholders’ equity	(5568)	(4902)	(5053)

Total liabilities and equity	(11807)	(11444)	(10965)

SYNGENTA Half Year Results 2004 / Page 12 of 24

Unaudited Interim Condensed Consolidated Cash Flow Statement

For the six months to 30 June	2004 $m	2003 $m

Operating income	857	829

Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	187	136
Intangible assets	129	123
Loss/(gain) on disposal of fixed assets	(2)	(46)
Charges in respect of provisions	288	216
Cash (paid)/received in respect of;
Interest and other financial receipts	128	38
Interest and other financial payments	(88)	(119)
Taxation	(56)	(23)
Restructuring costs	(102)	(104)
Contributions to pension schemes	(65)	(42)
Other provisions	(37)	(32)

Cash flow before working capital changes	1239	976
Change in net current assets and other operating cash flows	(450)	(154)

Cash flow from operating activities	789	822

Additions to property, plant and equipment	(70)	(88)
Proceeds from disposals of property, plant and equipment	28	10
Purchase of intangibles and other financial assets	(77)	(24)
Proceeds from disposals of intangible and financial assets	9	5
Business divestments	-	(1)
Acquisition of minorities	(3)	(29)

Cash flow used for investing activities	(113)	(127)

Increases in third party interest-bearing debt	74	-
Repayment of third party interest-bearing debt	(574)	(587)
Sale/(purchase) of Treasury shares	(97)	-
Dividends paid to group shareholders	-	(65)
Dividends paid to minorities	(5)	(4)

Cash flow used for financing activities	(602)	(656)

Net effect of currency translation on cash and cash equivalents	(3)	12

Net change in cash and cash equivalents	71	51

Cash and cash equivalents at the beginning of the period	206	232

Cash and cash equivalents at the end of the period	277	283

SYNGENTA Half Year Results 2004 / Page 13 of 24

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

Total equity $m)

31 December 2002	4350
Net income	468
Unrealized holding gains/(losses) on available for sale financial assets	14
Unrealized gains/(losses) on derivatives designated as cash flow hedges	14
Income tax (charged)/credited to equity	16
Acquisition of minority interests	(5)
Dividends payable to group shareholders	(65)
Foreign currency translation effects	110

30 June 2003	4902

31 December 2003	5053
Net income	792
Unrealized holding gains/(losses) on available for sale financial assets	20
Unrealized gains/(losses) on derivatives designated as cash flow hedges	4
Income tax (charged)/credited to equity	(13)
Dividends payable to group shareholders	(142)
Issue of shares under employee purchase plans	15
Share repurchase scheme	(68)
Cash impact of share options under share repurchase scheme	(44)
Foreign currency translation effects	(49)

30 June 2004	5568

SYNGENTA Half Year Results 2004 / Page 14 of 24

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended 30 June 2004 are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The condensed consolidated financial statements have been prepared in accordance with our policies as set out in the 2003 Financial Report, applied consistently. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income and equity for the six months ended 30 June 2003 and 2004 as detailed in Note 6.

The condensed consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

No new IFRS accounting pronouncements were adopted in the six months ended 30 June 2004.

The IASB issued several new or revised accounting standards between December 2003 and March 2004. These standards are mandatory for Syngenta as from 1 January 2005. Assessment of the impact of these IFRS changes on Syngenta will be concluded in the second half of 2004. Wherever practicable, Syngenta intends to adopt these standards early as from 1 January 2004 in its full year 2004 consolidated financial statements. This will include adoption of IFRS 2, “Share-based Payment”. However, due to ongoing further revisions to IAS 39, early adoption of the revised version of this standard in 2004 is uncertain. Also, because of the complexities associated with the adoption of IFRS 3 and the related changes to IAS 36, Syngenta intends to apply these standards as from 1 January 2005, which will affect goodwill arising on acquisitions made in previous years. To comply with the retrospective transition requirements for certain of the changes, comparative figures for 2002 and 2003 will be restated where appropriate as if the new IFRS requirements had always been in force.

SYNGENTA Half Year Results 2004 / Page 15 of 24

Note 3: Changes in the Scope of Consolidation

There have been no material acquisitions or divestments completed in 2004 to date.

On 28 January 2003 additional shares were acquired in Syngenta India Limited increasing Syngenta's shareholding to 84 percent from 51 percent. The acquisition was accounted for under the purchase method at a cost of $29 million. Goodwill of $6 million was recognized on this transaction and will be amortized over a period of 10 years. Goodwill amortization is included in general and administrative expenses on the consolidated income statement.

Note 4: Restructuring and Impairment

	1st Half 2004		1st Half 2003
For the six months to 30 June	$m	$m	$m	$m

Restructuring costs:
Write-off or impairment
- property, plant & equipment	(57)		(3)
- intangible assets	(9)		-
Non-cash pension restructuring charges	(54)		-
Cash costs
- operational efficiency	(120)		-
- merger and other cash costs	(24)		(119)
Total		(264)		(122)
Other impairment of assets		-		-
Gains from product disposals		-		2
Gain on sale of technology & intellectual property license		-		39

Total restructuring and impairment charge		(264)		(81)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

SYNGENTA Half Year Results 2004 / Page 16 of 24

As part of the operational efficiency program, the closure of three production sites has been announced together with the rationalization of two further production sites. A further focusing of R&T activities, including the closure of one site, has also been announced. Cash costs of $120 million and impairments of tangible and intangible assets totaling $66 million have been recorded in the first half of 2004. In addition, the rules of Syngenta's Swiss pension plan were amended in April 2004 so that, whilst it continues to be accounted as a defined benefit plan, there is increased sharing of risks with the employee members against a one-time transition charge of $60 million. The change reduces the expense related to early retirement in 2005 and future years and reduces Sygenta's exposure to pension fund investment returns. This charge has been partially offset by the non-cash impact of pension fund curtailments associated with restructuring.

Merger and other costs include provisions associated with the closure of two of the production sites as part of the merger restructuring program.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average 1st Half 2004	Average 1st Half 2003	Period end 30 June 2004	Period end 30 June 2003

Brazilian real. BRL	2.96	3.31	3.11	2.88
Swiss franc. CHF	1.27	1.35	1.26	1.36
Euro. EUR	0.81	0.91	0.82	0.88
British pound. GBP	0.55	0.62	0.55	0.61
Japanese yen. JPY	107.7	118.8	109.1	119.9

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

SYNGENTA Half Year Results 2004 / Page 17 of 24

Note 6: Reconciliation to US GAAP from the Interim Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the following tables:

Net income (for the six months ended 30 June)	2004 $m	2003 $m

Net income/(loss) under IFRS	792	468
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	21	21
Other acquisitions	(35)	(33)
Impairment losses	-	-
Restructuring charges	60	45
Pension provisions (including post-retirement benefits)	51	-
Stock-based compensation	(2)	1
Deferred taxes on unrealized profit in inventory	(21)	(13)
Other items	(9)	3
Deferred tax effect on US GAAP adjustments	(10)	(4)

Net income/(loss) under US GAAP	847	488

Weighted average number of ordinary shares in issue (million) – basic	105.56	101.55
Weighted average number of ordinary shares in issue (million) – diluted	106.43	101.73

Earnings/(loss) per share under US GAAP (basic)	$8.03	$4.81

Earnings/(loss) per share under US GAAP (diluted)	$7.96	$4.80

For the six months ended 30 June 2004, the net income under IFRS was $792 million, compared to a net income of $847 million under US GAAP.

The application of the purchase method to business combinations completed in prior periods, and the subsequent accounting for goodwill, are different under IFRS and US GAAP. For intangible assets, this has led to different balance sheet values and amortization charges in each subsequent accounting period, including 2003 and 2004. Also, as Syngenta adopted SFAS No. 142 ‘Goodwill and Intangible Assets’ as of 1 January 2002, it ceased to record goodwill amortization for US GAAP from that date, but has continued to amortize for IFRS. The $21 million reconciling item for Zeneca agrochemicals principally represents the goodwill amortization expense recorded under IFRS. The $(35) million reconciling item for other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights.

The $60 million reconciling item for restructuring provisions represents employee termination costs which have been recorded under IFRS, but have not been recognized for US GAAP because the employees affected will continue to work beyond the minimum retention period stipulated by SFAS No.146. These costs will be recognized for US GAAP in future periods as the employees complete their remaining service. The $51 million reconciling item for pensions mainly represents past service cost arising from the amendment to the Swiss pension plan. Under IFRS, this cost has been recognized in full in the period, because the related benefits vested immediately. US GAAP requires the cost to be recognized over the expected future service of the employees affected.

SYNGENTA Half Year Results 2004 / Page 18 of 24

Equity (as at 30 June)	2004 $m	2003 $m

Equity under IFRS	5568	4902
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(473)	(461)
Other acquisitions	833	898
Impairment losses	23	23
Restructuring charges	85	36
Pension provisions (including post-retirement benefits)	(114)	(95)
Stock-based compensation	-	-
Deferred taxes on unrealized profit in inventory	(17)	(58)
Other items	32	29
Deferred tax effect on US GAAP adjustments	(157)	(177)

Equity under US GAAP	5780	5097

The difference arising in shareholders' equity for pension provisions at 30 June 2004 includes $169 million which has been directly charged to US GAAP shareholders' equity (2003: $94 million). US GAAP, unlike IFRS, requires this charge to equity so that provisions are at least equal to the unfunded pension liability for each pension plan on an accumulated benefit basis. This charge does not affect cash or earnings.

Note 7: New US GAAP Accounting Pronouncements and Other Disclosures

No new US GAAP pronouncements with a material effect on the consolidated financial statements have been adopted by Syngenta in the six months ended 30 June 2004.

The US GAAP expense for pension and other post-retirement benefits for the six months was as follows:

	Pension		Other post- retirement benefits
For the six months to 30 June	2004 $m	2003 $m	2004 $m	2003 $m

Current service cost	(62)	(57)	(1)	(1)
Interest cost	(83)	(75)	(5)	(5)
Expected return on assets	81	70	1	-
Employee contributions	10	9	-	-
Amortization of actuarial losses	(8)	(13)	(4)	(2)
Past service cost	(5)	-	2	2
Curtailments and settlements	(15)	(22)	-	-

Expense for pension and other post-retirement benefits under US GAAP	(82)	(88)	(7)	(6)

SYNGENTA Half Year Results 2004 / Page 19 of 24

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 5: Principal Currency Translation Rates on page 17 for information on average exchange rates in 2004 and 2003.

Appendix B: Sales Excluding Range Rationalization (Ex RR)

Following the formation of Syngenta, the Crop Protection business has sought to improve business quality and create value through the rationalization and modernization of the product portfolio. From 121 active ingredients (AIs) at the time of the merger, plans are in place to reduce the portfolio to 76 AIs and the range had been reduced to 83 AIs by the end of 2003. In addition, various third party products previously formulated and distributed by Syngenta but generating lower levels of profitability have been exited. Sales growth rates excluding rationalization impact have been calculated by excluding the sales decline at constant exchange rates between current year and prior period caused by these phase-out products.

Appendix C: Free Cash Flow

Free cash flow comprises cash flow after operating activities, investing activities, taxes and operational financing activities prior to capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the six months to 30 June	2004 $m	2003 $m

Cash flow from operating activities	789	822
Cash flow used for investing activities	(113)	(127)

Free cash flow	676	695

Foreign exchange effect on cash and cash equivalents	(3)	12

Free cash flow, including foreign exchange effect (1)	673	707

(1)	Free cash flow disclosed by Syngenta in prior periods included the effect of foreign exchange movements on cash and cash equivalents. Management believes it to be more prudent to exclude this translation effect in determining free cash flow.

SYNGENTA Half Year Results 2004 / Page 20 of 24

Appendix D: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	1st Half 2004 $m	1st Half 2003 $m

Net Income in accordance with IFRS	792	468
Minority interests	(9)	3
Income tax expense	48	289
Financial expense, net	22	68
Pre-tax restructuring and impairment	264	81
Depreciation, amortization and other impairment	250	256

EBITDA excluding restructuring	1367	1165

Appendix E: Reconciliation of Segment EBITDA to Segment Operating Income (1)

	1st Half 2004			1st Half 2003
	Crop Protection $m	Seeds $m	Plant Science $m	Crop Protection $m	Seeds $m	Plant Science $m

Operating income	1025	181	(85)	831	157	(78)
Income/(loss) from associates and joint ventures	(2)	1	(3)	(2)	1	-
Depreciation, amortization and other impairment	223	24	3	231	22	3

EBITDA	1246	206	(85)	1060	180	(75)

(1)     Excluding restructuring and impairment, see Note 4 on page 16.

SYNGENTA Half Year Results 2004 / Page 21 of 24

Appendix F: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives and cash and cash equivalents. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2004 $m	2003 $m

Opening balance at 1 January	1209	1671
Acquisitions and disposals	-	-
Other non-cash items	(32)	(44)
Foreign exchange effect on debt	(13)	62
Purchase of Treasury shares	97	-
Dividends paid to group shareholders	-	65
Dividends paid to minorities	5	4
Free cash flow	(676)	(695)

Closing balance as at 30 June	590	1063

Constituents of closing balance;
Cash and cash equivalents	(277)	(283)
Current financial debts	234	776
Non-current financial debts	977	952
Financing-related derivatives (1)	(344)	(382)

Closing balance at 30 June	590	1063

(1) Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:
	30 June 2004 $m	30 June 2003 $m

Net debt	590	1063
Shareholders’ equity	5568	4902

Debt/Equity gearing ratio (%)	11%	22%

Appendix G: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	30 June 2004 $m	30 June 2003 $m

Inventories	1667	1633
Trade accounts receivable	2879	2303
Trade accounts payable	(1435)	(1094)

Net trade working capital	3111	2842
Twelve-month sales	7061	6400

Trade working capital as percentage of sales (%)	44%	44%

SYNGENTA Half Year Results 2004 / Page 22 of 24

Announcements and Meetings

Third quarter trading statement 2004	22 October 2004
Announcement of 2004 full year results	10 February 2005
AGM and first quarter trading statement 2005	26 April 2005
Announcement of the half year results 2005	28 July 2005

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FLEX®	broad spectrum broad-leaf weed herbicide for soybeans
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
TOUCHDOWN® IQ®	improved TOUCHDOWN®
Fungicides
ACANTO®	second-generation strobilurin with particular advantages in early cereal applications
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVID®	acaricide for ornamentals
BARRICADE®	pre-emergence crabgrass herbicide for turf
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
NK®	global brand for corn, oilseeds and other field crops
HILLESHÖG®	global brand for sugar beet
Vegetables and Flowers
S&G® vegetables	leading brand in Europe, Africa and Asia
S&G® flowers	global brand for seeds and young plants
ROGERS® vegetables	leading brand throughout the Americas
DULCINEA™	consumer produce brand for value-added fruits and vegetables in North America
PUREHEART™	Dulcinea brand for “personal size” seedless watermelon

SYNGENTA Half Year Results 2004 / Page 23 of 24

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O.Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA Half Year Results 2004 / Page 24 of 24

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	August 12, 2004	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Authorized Signatory

		By:	/s/ Eva Catilon

			Name:	Eva Catilon
			Title:	Authorized Signatory